July 17, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P. Draft Registration Statement on Form S-1 Submitted April 29, 2014 CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2014, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised Registration Statement.

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on April 29, 2014), all page references herein correspond to the page of the revised Registration Statement.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership acknowledges the Staff’s comment, and advises the Staff that, to date, neither the Partnership nor anyone on the Partnership’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Act”).  The Partnership also advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Partnership that have been published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering.  To the extent the Partnership presents any written communications to potential investors in reliance on Section 5(d) of the Act or becomes aware of any research reports about the Partnership that are published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

2.
Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

Response:  The Partnership acknowledges the Staff’s comment.  At this time, the Partnership does not plan to use any sales literature other than the prospectus forming part of the registration statement.  The Partnership undertakes to provide the Staff with copies of all sales material prior to use.  The Partnership notes the Staff’s comment that any disclosures in the sales literature must be included in the prospectus and must present a balanced discussion of the risks and rewards of investing in the Partnership.

3.
We note that if and when the minimum offering amount of common units is sold, the price per unit will increase from $19.00 to $20.00.  Because the change in the offering price may constitute a different transaction or a new offering, please confirm to us that you will file a post-effective amendment to your registration statement at that time and that you will include in the post-effective amendment a complete update of the information in the registration statement, including the financial statements where necessary.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership acknowledges the Staff’s comment, but respectfully notes that the identity of the issuer, the security offered, the use of proceeds, terms of the offering (other than price), identity of the dealer–manager and the timing of the sales, both before and after the change in price indicate that the change in price of the units does not commence a new offering or transaction. Additionally, the Partnership believes that the change in the price does not constitute a fundamental change to the offering. The Partnership proposes to reflect the initial closing and the change in the price per unit by filing a supplement to the prospectus, which will include all information required in a prospectus supplement.   The Partnership notes that this procedure was used in the similar situations.  See Apple REIT Ten, Inc., SEC File No. 333-168971.

4.
We note your disclosure in the section under the heading “Management” on page 43 regarding the prior experience of Glade Knight and David McKenney with real estate investment trusts.  Please revise your filing to provide a narrative summary in the text of the prospectus that includes a description of the experience of the general partner and its affiliates with prior programs in the last ten years, including a discussion of any major adverse business developments or conditions experienced by any such prior program that would be material to investors in this offering.

Response:  In response to this comment, the Partnership has revised the registration statement to include this disclosure on pages 49 and 50.

5.	Please provide the information required by Item 403 of Regulation S-K.

Response:  The Partnership has revised the Registration Statement to include the information required by Item 403 of Regulation S-K on page 86 to address this comment.

Prospectus Cover Page

6.
We note your disclosure that subscriptions will be promptly returned to investors with interest if the minimum subscription proceeds are not received by the offering termination date.  Please disclose the applicable rate of interest, or describe how such rate of interest will be determined.  Please disclose similar disclosure for the one-time distribution of interest referenced under “The Offering” on page 9.

Response:  The Partnership revised the cover page disclosure to include the applicable rate of interest and the disclosure under “Prospectus Summary – The Offering” on page 10 to include the applicable rate of interest for the one-time distribution of interest to address this comment.

Mr. H. Roger Schwall
Securities and Exchange Commission

7.	Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response:  The Partnership highlighted the cross-reference to the risk factors section in prominent type to address this comment.

8.
We note that you have chosen to highlight certain risks on the cover of your prospectus, including the following:  “Cash distributions may be made out of the proceeds of capital contributions.”  We furthermore note the risk factor on page 14 entitled “Our distributions to our common unitholders may not be sourced from our cash generated from operations but from offering proceeds or indebtedness, and this will decrease our distributions in the future; furthermore, we cannot guarantee that investors will receive any specific return on their investment [emphasis added].”  Please revise the statement on the cover page so that it refers to indebtedness as well as offering proceeds.

Response:  The Partnership has revised the highlight of the specified risk factor on the cover page to refer to indebtedness as well as offering proceeds to address the this comment.

9.	Please also reference on your prospectus cover page risks related to each of the following:

•	the offering price was determined arbitrarily (in this regard, we note your statement on page 90 that “[t]he initial offering price for the common units is arbitrary … .”) and

•	the fees that will be payable to your general partner, the Manager and the dealer- manager.

Please also discuss the related risks in your “Risk Factors” section that begins on page 14.

Response:  The Partnership revised the risk factor highlights on the cover page to include the risks related to the items specified in the Staff’s comment.  The Partnership has added the specified risk factors on page 20 to address the Staff’s comment.

Mr. H. Roger Schwall
Securities and Exchange Commission

Prospectus Summary, page 4

Distributions, page 7

10.
Please revise to clarify how the “net investment amount” will be calculated for the purposes of distributions both before and after an amount equal to $20 has been distributed to the holder of each outstanding common unit.  In that regard, we note that this amount is defined as $20 “less the amount distributed with respect to such common unit under the third bullet point above.”

Response:  The Partnership has revised the disclosures regarding the calculation of the “net investment amount” on pages 8 and 70 to address the Staff’s comment.

Risk Factors, page 14

11.	Please provide a risk factor addressing the fact that your CEO and CFO have no prior experience in the oil and gas industry.

Response:  The Partnership has added a risk factor on page 20 to address the Staff’s comment.

Source of Funds and Estimated Use of Offering Proceeds, page 39

Estimated Use of Proceeds, page 40

12.
We note your statement with regard to the content of the table entitled “Estimated Use of Proceeds” that “[s]ubstantially all of the gross offering proceeds available to the Partnership will be expended for the following purposes and in the following manner.” You have indicated in the table that the third party fees and expenses related to organization would be $1.5 million under the “Minimum Offering” scenario and $8 million under the “Maximum Offering” scenario.  This appears to be consistent with the statement in footnote three on the prospectus cover page.  However, on page 10 you state that “[t]he amount of the offering and organization costs paid by the Partnership or reimbursed to the general partner will not exceed 3% of offering proceeds.”  There is a similar statement on page 40.  Three percent of $2 billion would be $60 million.  Please explain whether or not there is a dollar cap of $8 million and harmonize these statements with one another.  Also, please explain why the costs of organization and offering would vary between $1.5 million and $8 million depending upon the amount of gross proceeds.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has revised the disclosure on pages 11 and 43 to harmonize the statements and to clarify that the third party expenses related to organization are estimated to be $1.5 million under the “Minimum Offering” scenario and $8 million under the “Maximum Offering” scenario to address the Staff’s comment.  The expenses are likely to increase from $1.5 million to $8 million in the “Maximum Offering” due to the higher printing expenses, accounting and legal fees, and other communication costs associated with the larger number of investors involved in the “Maximum Offering.”

Compensation, page 40

Compensation Related to the Organization of the Partnership and Offering of Common Units, page 40

13.
In the table at the bottom of page 40, please quantify the estimated aggregate amount of reimbursement for third party expenses related to the organization of the Partnership and the offering of common units, based on the minimum offering amount, and the maximum offering amount.

Response:  The Partnership has revised the table at the bottom of page 43 to clarify that the estimated aggregate amount of reimbursement is estimated to be $1.5 million under the “Minimum Offering” scenario and $8 million under the “Maximum Offering” scenario to address the Staff’s comment.

Compensation Related to the Operation of the Partnership, page 41

14.
We note your disclosure that the amount of the monthly cash payment to the Manager for general and administrative expense will depend on the number of common units sold and cannot be estimated at this time.  Please revise to disclose an estimated amount for such cash payment based on the maximum offering amount.

Response:  The Partnership has revised the disclosure on page 44 to provide an estimated amount of the monthly cash payment to the Manager for general and administrative expenses to address the Staff’s comment.

Management, page 43

Settlement with the SEC, page 45

Mr. H. Roger Schwall
Securities and Exchange Commission

15.
We note your disclosure concerning the cease-and-desist order involving Mr. Knight, three real estate investment trusts affiliated with Mr. Knight and Mr. Kenney, and their related advisory companies.  Please revise your disclosure to provide more information concerning the nature of the issues involved in the cease-and-desist order.

Response:  The Partnership has added disclosure on page 50 to address this comment.

Material Federal Income Tax Consequences, page 66

16.	Please revise to clarify whether Haynes and Boone is opining as to whether the registrant will be treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Response:  As provided in the registration statement, and based on the qualifications and assumptions set forth therein, Haynes and Boone LLP has provided its opinion that Energy 11, L.P. will be taxed as a partnership for federal income tax purposes.  Haynes and Boone has not opined as to whether Energy 11, L.P. will be a publicly traded partnership.  Energy 11, L.P. believes that, so long as Energy 11, L.P. is taxed as a partnership, it is not material to investors whether or not it would be classified as a publicly traded partnership.

Summary of Limited Partnership Agreement, page 77

17.	Please disclose in your summary of the limited partnership agreement the provisions of Section 15.9 of the agreement, including the choice of forum provision.

Response:  The Partnership has revised the summary of the limited partnership agreement on page 94 to include summary of the provisions of Section 15.9 of the limited partnership agreement, including the choice of forum provision, to address the Staff’s comment.

Plan of Distribution, page 87

18.
We note your statement that there may be substantial purchases by persons who have a financial stake in the success of the offering.  Please add risk factor disclosure regarding any related risk that is material.  Please also revise to describe how such persons may be related to the registrant or this offering.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership added a risk factor on page 20 to address the Staff’s comment.  The Partnership also has revised the disclosure on page 95 to address the Staff’s comment.

FINRA Action, page 90

19.
We note your disclosure concerning the resolution of two FINRA disciplinary actions involving David Lerner Associates, Inc.  We also note that you have included a link to a document on FINRA’s website concerning the disciplinary actions.  Please revise your disclosure to include a summary of the nature of the issues involved in the disciplinary actions.

Response:  The Partnership revised the disclosure on page 98 to address this comment.

Index to Financial Statements, page F-1

20.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:  The Partnership has updated the financial statements to include first quarter financials to comply with Rule 3-12 of Regulation S-X.

Statement of Partners’ Equity, page F-5

21.	The title of this financial statement is not consistent with the balance sheet, which reflects “Total Partners’ Equity (Deficit).” Please revise for consistent presentation.

Response:  The Partnership has updated the title of the financial statement on page F-5 to be consistent with the balance sheet to address the Staff’s comment.

Statement of Cash Flows, page F-6

22.
Please reconcile the operating activity “Accrued expenses and due to general partner member” with the related balance sheet categories.  Refer to FASB ASC 230-10-45-29 which contemplates a presentation that separately reports all major classes of reconciling items.

Response:  The Partnership respectfully advises the Staff the statement of cash flows reflects the portion of accrued expenses and due to general partner member that was reflected in the statement of operations.  Noted in the supplemental information at the bottom of the statement of cash flows is the remainder of the balance in those accounts, for a total of $277,638 which is equal to the balance sheet total.

Mr. H. Roger Schwall
Securities and Exchange Commission

Notes to Balance Sheet, page F-7

23.	Please revise the title of your footnotes to refer to all of the financial statements covered.

Response:  The Partnership has revised the title of the footnotes to refer to all of the financial statements covered.

Note 2. Summary of Significant Accounting Policies, page F-7

24.	Please clarify why your disclosure states that only the balance sheet of the Partnership is prepared in accordance with US GAAP.

Response:  The Partnership has revised the disclosure in footnote (2) to clarify that all of the financial statements have been prepared with United States generally accepted accounting principles (“GAAP”).

Closing Comments

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

Response:  The Partnership advises the Staff that FINRA has not yet cleared the amount of compensation to be allowed or paid to the underwriters.  The Partnership will provide the Staff with a copy of the no objection letter once available or organize a call from FINRA informing the Staff that FINRA has no additional comments.

Mr. H. Roger Schwall
Securities and Exchange Commission

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

/s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC